Exhibit 2.9

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Perpetual Energy Inc. (“Perpetual”, the “Company” or the “Corporation”)

Suite 3200, 605 – 5th Avenue S.W.

Calgary, Alberta T2P 3H5

2.	Date of Material Change:

September 27, 2016

3.	News Release

On September 27, 2016 at Calgary, Alberta, a news release was issued and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

On September 27, 2016, Perpetual announced (i) it entered into a definitive agreement to effect the strategic disposition of a large percentage of its high liability mature shallow gas properties in east central and northeast Alberta (the “Shallow Gas Properties”); (ii) the refinancing of its financial arrangement secured by 1 million of the Company’s 1.85 million shares of Tourmaline Oil Corp. (“TOU Shares”) and maturing in November 2016; and (iii) it initiated a search for the position of Vice President, Finance and Chief Financial Officer. The disposition of the Shallow Gas Properties was completed on October 1, 2016.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

On October 1, 2016, Perpetual disposed of a large percentage of its Shallow Gas Properties. The transaction included the disposition of all of Perpetual’s shallow gas assets and liabilities in eastern Alberta, specifically excluding heavy oil and natural gas assets in the Mannville and Panny areas and other bitumen leases in northeast Alberta. Macquarie Capital Markets Canada Ltd. acted as financial advisor to the Corporation with respect to the transaction.

The transaction also includes an effective deferred purchase price component whereby Perpetual will continue to benefit from the Shallow Gas Properties for close to two years, given a recovery in natural gas pricing, through marketing arrangements which provide a call on 33,611 GJ/d, representing close to 90% of current production, at $2.81/GJ at AECO from October 1, 2016 through August 31, 2018. Further to this, arrangements have been made to provide for an AECO floor price of $2.58/GJ for the Purchaser’s account for the same volume and term. The marketing arrangements will be settled monthly by a third party marketing company through an adjustment in the price paid to Perpetual for future physical gas sales.

The Shallow Gas Properties include approximately 35.5 MMcfe/d of current production and an estimated 83.8 Bcfe of proved plus probable natural gas reserves (based on the Company’s third party reviewed engineering report prepared by McDaniel and Associates Consultants Ltd. (“McDaniel”), as at December 31, 2015, and adjusted for production to the effective date of October 1, 2016). At year-end 2015, Perpetual forecast the undiscounted cost of future asset retirement obligations (“ARO”) for the Shallow Gas Properties at $133.6 million. Also included in the transaction are 353,777 net acres of undeveloped lands not assigned reserves at year-end 2015.

Perpetual’s funds flow is expected to be positively impacted by the disposition as the Shallow Gas Properties continue to operate on a negative cash flow basis as a result of depressed natural gas prices combined with high fixed operating costs which include extremely high municipal property taxes. Including adjustments related to the estimated value of its proved and probable reserves, future asset retirement obligations net of salvage value and the fair market value of undeveloped land, the Company estimates that the transaction increases its net asset value discounted at 10 percent on a pro forma basis at McDaniel’s April 1, 2016 commodity price forecasts by $28.5 million.

Pursuant to the transaction, Perpetual will materially increase its liability management ratio as defined by the Alberta Energy Regulator to over 4.2 through the disposition of all of the liabilities associated with the Shallow Gas Properties, and through the retention of its higher netback core, liquids-rich natural gas assets in West Central Alberta as well as heavy oil and natural gas assets in the Mannville and Panny areas in northeast Alberta. Despite the loss of close to 35.5 MMcf/d of current production from the Shallow Gas Properties, Perpetual’s funds flow is expected to be positively impacted as a result of the disposition using current forward prices for natural gas. Furthermore, through gas marketing arrangements related to the transaction, Perpetual retains essentially full natural gas price upside exposure on the forecast base production from the Shallow Gas Properties should AECO natural gas prices exceed $2.81/GJ through August 2018, with no operating exposure or future capital spending commitments.

Perpetual has also refinanced its financial arrangement secured by 1 million of the Company’s 1.85 million TOU Shares and maturing in November 2016. The refinancing results in an extension of the maturity to March 15, 2017 as well as a reduction in the number of shares pledged as collateral to 840,619 TOU Shares, establishing a floor price on these shares of $27.72/TOU Share on the same underlying obligation plus refinancing costs for repayment at maturity of $23.3 million. The TOU Share financial arrangement continues to represent a collateralization of TOU Shares, not a sale, and Perpetual retains substantially all rights and privileges associated with the ownership of such shares.

The Company has also initiated a search for the position of Vice President, Finance and Chief Financial Officer. In the interim, Bill Hahn (CPA-CA), the Corporation’s Financial Controller and Manager, Corporate Finance will assume the responsibilities of acting Vice President, Finance and Chief Financial Officer on an interim basis.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management’s assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding the anticipated value and benefits including the expected impact on the Corporation’s financial position and benefits for Perpetual’s shareholders; the impact of the transaction on the Corporation’s net asset value; forecast and realized commodity prices and future funds flow. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions, and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Perpetual’s Annual Information Form and MD&A for the year ended December 31, 2015 and those included in other reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual’s website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Volume Conversions

Barrel of oil equivalent (“boe”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101, a conversion ratio for natural gas of 6 Mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, utilizing a conversion on a 6 Mcf:1 bbl basis may be misleading as an indicator of value as the value ratio between natural gas and crude oil, based on the current prices of natural gas and crude oil, differ significantly from the energy equivalency of 6 Mcf:1 bbl.

About Perpetual

Perpetual Energy Inc. is a Canadian energy company with a spectrum of resource-style opportunities spanning liquids-rich natural gas in the Alberta deep basin, shallow gas, heavy oil and bitumen. Perpetual’s shares are listed on the Toronto Stock Exchange under the symbol “PMT”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business numbers of the executive officer of Perpetual who is knowledgeable of the material change and this report is:

Bill Hahn (CPA-CA), the Acting Vice President, Finance and Chief Financial Officer and Financial Controller and Manager, Corporate Finance

Telephone: (403) 269-4400

Facsimile: (403) 269-4444

9.	Date of Report:

October 4, 2016